805 SW Broadway Suite 1500 Portland, Oregon 97205 503.226.1191 Phone 503.226.0079 Fax
File Number: S3941-0014 503.226.8636 Direct apear@buchalter.com

February 10, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: aShareX Fine Art, LLC Draft Offering Statement on Form 1-A

Ladies and Gentlemen:

On behalf of our client, aShareX Fine Art, LLC (the “Company”), we are submitting a draft Offering Statement on Form 1-A (the “Offering Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential nonpublic review pursuant to Rule 252(d) of Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Offering Statement submitted herewith relates to the initial qualification of an offering of Class A Limited Liability Company Membership Interests in Series of the Company.

The Company undertakes to publicly file the Offering Statement and non-public draft submissions at least 21 days prior to the requested effective time of any qualification of the Company’s Offering Statement.

Draft Registration Statement U.S. Securities and Exchange Commission Division of Corporation Finance February 10, 2023 Page 2

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at 503-226-8636.

Very truly yours, BUCHALTER A Professional Corporation

By

Alison M. Pear Senior Counsel

AMP:

cc:	Nick Thomas
Alan Snyder Eric Arinsburg